UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,105,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,105,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,105,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.34%*
14	TYPE OF REPORTING PERSON: CO

* Based on information furnished to us by Scopus Video Networks Ltd., there were 14,050,325 ordinary shares issued and outstanding as of December 18, 2008.

        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on May 31, 2007, Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007, Amendment No. 3 filed by the Reporting Person with the Commission on January 2, 2008, Amendment No. 4 filed by the Reporting Person with the Commission on January 29, 2008, Amendment No. 5 filed by the Reporting Person with the Commission on April 18, 2008, Amendment No. 6 filed by the Reporting Person with the Commission on May 19, 2008, Amendment No. 7 filed by the Reporting Person with the Commission on August 4, 2008 and Amendment No. 8 filed by the Reporting Person with the Commission on November 7, 2008 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 9.

        Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 4.	Purpose of Transaction.

        Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

        On December 23, 2008, the Issuer reported the entry into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Harmonic Inc. (“Harmonic”), Sunrise Acquisition Ltd., a wholly owned subsidiary of Harmonic (the “Merger Sub”) and the Issuer, pursuant to which the parties thereto intend to effect the merger (the “Merger”) of Merger Sub with and into the Issuer following which the Issuer will become a wholly owned subsidiary of Harmonic.

        In connection with the Merger Agreement, the Reporting Person and Harmonic entered into a voting agreement pursuant to which the Reporting Person has undertaken to vote in favor of the Merger and the transactions contemplated by the Merger Agreement. The Reporting Person has agreed also to grant to Harmonic a proxy and appointed certain Harmonic officers as its proxy to vote in favor of the Merger. The Voting Agreement contains also certain other customary provisions such as transfer restrictions. The Voting Agreement is attached to this Amendment No. 9 as Exhibit 99.13.

        On December 22, 2008, the Reporting Person and the Issuer have agreed to waive any claim against each other (and against Harmonic, in the case of claims by the Reporting Person) arising from or in connection with the term sheet, previously signed by the Reporting Person and the Issuer, the negotiations between the parties and the termination of such negotiations. The Issuer undertook in addition to reimburse the Reporting Person for certain of its expenses associated with such negotiations in the aggregate amount of $300,000.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of Schedule 13D is amended and restated as follows:

        Except as otherwise described in this Schedule 13D, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit Number	Description

99.1	Letter dated May 31, 2007 from the Reporting Person to the Issuer.*
99.2	Letter dated September 5, 2007 from the Reporting Person to the Issuer. **
99.3	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.4	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.5	Agreement, dated December 31, 2007, by and between the Reporting Person and the funds identified in Schedule 1 thereto. ***
99.6	Letter dated April 18, 2008 from the Reporting Person to the Issuer.†
99.7	Letter dated May 19, 2008 from the Reporting Person to the shareholders of the Issuer. ††
99.8	Term Sheet between the Reporting Person, Optibase Inc. and the Issuer dated August 4, 2008 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Reporting Person to the Commission on August 4, 2008).
99.9	Letter dated November 4, 2008 from the Reporting Person to the Issuer. †††
99.10	Letter dated November 6, 2008 from the Reporting Person to the Issuer. †††
99.11	Letter dated November 6, 2008 from the Issuer to the Reporting Person. †††
99.12	Press release by the Reporting Person dated November 6, 2008. †††
99.13	Voting Agreement dated December 22, 2008 by and between Harmonic Inc. and the Reporting Person.

* Previously filed with Amendment No. 1.
** Previously filed with Amendment No. 2.
*** Previously filed with Amendment No. 3.
† Previously filed with Amendment No. 5.
†† Previously filed with Amendment No. 6.
††† Previously filed with Amendment No. 8.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer December 23, 2008